

January 25, 2023

Charles Giancarlo
Chief Executive Officer
Pure Storage, Inc.
650 Castro Street, Suite 400
Mountain View, California 94041

> **Re: Pure Storage, Inc.**
> **Form 10-K for Fiscal Year Ended February 6, 2022**
> **Filed April 7, 2022**
> **File No. 001-37570**

Dear Charles Giancarlo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended February 6, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

1. You disclose pre-tax earnings from foreign operations of $18.0M, $41.96M and $63.56M in the 2020, 2021 and 2022 fiscal years in Note 15. You also disclose significant pre-tax losses from domestic operations of $212.67M, $312.12M and $192.06M in the 2020, 2021 and 2022 fiscal years in Note 15. You discuss your results on a consolidated basis and state that you have recorded no U.S. Federal current income tax and provided a full valuation allowance for U.S. deferred tax assets. However, it is unclear from your discussion what underlying factors are driving these disparate domestic and foreign operating results. Please discuss and analyze the factors driving your pre-tax earnings from foreign operations and your pre-tax losses from domestic operations. Also disclose qualitative and quantitative reasons for any material changes in results or known trends in your domestic and international operations. Refer to the guidance in Item 303 of

Regulation S-K and SEC Release No. 33-8350.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation